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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 981)

ESTABLISHMENT OF AN INVESTMENT FUND

This announcement is made by Semiconductor Manufacturing International Corporation (the “Company”) pursuant to Rule 13.09(2)(a) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the inside information provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

On 27 February 2014, Semiconductor Manufacturing International (Shanghai) Corporation (“SMIC Shanghai”), a wholly-owned subsidiary of the Company, established a wholly-owned investment fund company in Shanghai — ’†#c#»š¢ŒÒ#Ü“Š#‘(#ãŠC)—LŒÀŒö#i (China IC Capital Co., Ltd) (the “Fund”). The operating period of the Fund will be 15 years from the date of the issuance of the business license. The Fund will be operated and managed by an equity investment management company ’†#cãÚŒ1ŒÒ#Ü“Š#‘ŠÇ—#(#ãŠC)—LŒÀŒö#i (China Fortune-Tech Capital Co., Ltd) (“China Fortune-Tech”) established by SMIC Shanghai and an independent third party on 27 February 2014.

The Fund was established with an aim to share the results of the rapid development of integrated circuits related industries and thereby maximize the shareholder’s interests by investing in the integrated circuits related enterprises on the basis of strict risk control. The initial investment of the Fund is RMB500 million, all funded by SMIC Shanghai. The Fund invests primarily in integrated circuits related fund products and investment projects; the rest of the Fund will be invested in other strategic emerging industries (such as energy saving and environmental protection, information technology and new energy, etc.) and some traditional industries.

The initial registered capital of China Fortune-Tech is RMB6 million which is contributed in cash as to 75% and 25% by SMIC Shanghai and æ2œ¨#TŒÒ#Wš£—LŒÀŒö#i (Finehome Holding Group Co., Ltd.) (“Finehome”), respectively. Finehome, headquartered in Shanghai, is mainly engaged in real estate development, building construction and investment management business. China Fortune-Tech will introduce new shareholders and increase its registered capital during this year. It is expected that SMIC Shanghai’s shareholdings in China Fortune-Tech will be lowered to less than 50%.

Semiconductor Manufacturing International Corporation

Dr. Tzu-Yin Chiu

Chief Executive Officer and Executive Director

Shanghai, 28 February 2014

As at the date of this announcement, the directors of the Company are:

Executive Directors
Zhang Wenyi (Chairman)
Tzu-Yin Chiu (Chief Executive Officer)
Gao Yonggang (Chief Financial Officer)

Non-executive Directors
Chen Shanzhi (Li Yonghua as his Alternate)
Lawrence Juen-Yee Lau (Datong Chen as his Alternate)
Zhou Jie

Independent Non-executive Directors
William Tudor Brown
Sean Maloney
Frank Meng
Lip-Bu Tan